

Q2 FY19 Earnings Release
Supplemental Material
March 14, 2019

Safe Harbor Statement

Certain statements made within this presentation may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. Forward-looking statements are statements related to future, not past, events, and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "see," "will," "would," "estimate," "forecast," "target," "preliminary," or "range," and include the Company's outlook for the third quarter of Fiscal Year 2019. The Company does not undertake to publicly update or review its forward-looking statements even if experience or future changes make it clear that our projected results expressed or implied will not be achieved.

Detailed information concerning those risks and uncertainties are readily available in the Company's filings with the U.S. Securities and Exchange Commission. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Where indicated, certain financial information herein has been presented on a non-GAAP basis. This basis adjusts for non-recurring items that management believes are not indicative of the Company's underlying operating performance. These measures may not be directly comparable to similar measures used by other companies and should not be considered a substitute for performance measures in accordance with GAAP such as operating income and net income. Additionally, a reconciliation of the projected non-GAAP EPS, which is a forward-looking non-GAAP financial measure, to the most directly comparable GAAP financial measures, is not provided because the Company is unable to provide such reconciliation without unreasonable effort. The inability to provide a reconciliation is due to the uncertainty and inherent difficulty predicting the occurrence, the financial impact and the periods in which the non-GAAP adjustments may be recognized. These GAAP measures may include the impact of such items as restructuring charges, acquisition and integration related expenses, asset impairments, non-cash purchase accounting adjustments and the tax effect of all such items. As previously stated, the Company has historically excluded these items from non-GAAP financial measures. The Company currently expects to continue to exclude such items in future disclosures of non-GAAP financial measures and may also exclude other items that may arise (collectively, "non-GAAP adjustments"). The decisions and events that typically lead to the recognition of non-GAAP adjustments, such as actions under the Company's Change for Growth program, impairments of certain long-lived intangible assets, are inherently unpredictable as to if or when they may occur. For the same reasons, the Company is unable to address the probable significance of the unavailable information, which could be material to future results. Reference should be made to today's earnings release for the nature of such adjustments and for a reconciliation of such non-GAAP measures to the Company's financial results prepared in accordance with GAAP.

Q2 FY19
Earnings Summary

	GAAP		non-GAAP [a]	
	Q2 FY19	Q2 FY18	Q2 FY19	Q2 FY18
Comp Sales Growth			2%	(2%)
Gross Margin	52.2%	54.0%	52.2%	54.1%
BD&O	18.8%	19.0%	18.8%	19.2%
SG&A	30.7%	30.6%	30.7%	30.5%
Operating Loss ($M)	(51.8)	(35.6)	(37.5)	(11.5)
EPS	($0.36)	($0.20)	($0.26)	($0.12)

(a) *Excludes non-GAAP adjustments such as the 14th week for our Premium segment and restructuring expenses. Reference should be made to today's earnings release for the nature of such adjustments and for a reconciliation of such non-GAAP measures to the Company's financial results prepared in accordance with GAAP.*

Q2 FY19
Sales Summary

Comparable Sales Growth

	Q2 FY19	Q2 FY18
Premium Fashion	**10%**	**(3%)**
Ann Taylor	10%	(8%)
LOFT	10%	(1%)
Value Fashion	**Flat**	**(8%)**
maurices	1%	(5%)
dressbarn	(1%)	(12%)
Plus Fashion	**(8%)**	**(1%)**
Lane Bryant	(8%)	Flat
Catherines	(4%)	(5%)
Kids Fashion	**2%**	**7%**
Total Company	**2%**	**(2%)**

Segment Sales Mix



End-of-Period Inventory (Cost) vs. Prior Year

Approximately half of the total company increase was caused by receipt timing shifts (53rd week in prior fiscal year) and new revenue recognition guidelines



Q2 FY19
Capital Structure / Cash Flow

- Capital expenditures: $34 million[a]

- Ending cash and equivalents: $215 million

- Ending debt: $1,372 million[b]

- Ending net debt to TTM EBITDA: ~2.9x[c]

- TTM EBITDA cash interest coverage: ~4.2x[c,d]

- Current liquidity: $595 million[e]

(a) *Excludes change in period end accruals ($14 million as of Q1 FY19 and $18 million as of Q2 FY19)*
(b) *Reflects term loan balance; asset-based revolver undrawn at quarter end*
(c) *Ending debt net of cash and equivalents to TTM non-GAAP EBITDA of $405 million*
(d) *Based on TTM average Term Loan balance of $1,473 million and TTM average interest rate of approximately 6.6%*
(e) *Ending cash and equivalents plus $381 million of availability under the asset based revolver*

Real Estate Summary

	Store Locations End of Q1	Q2 FY19			Q2 FY18
		Store Locations Opened	Store Locations Closed	Store Locations End of Q2	Store Locations End of Q2
Premium Fashion	**975**	**0**	**(10)**	**965**	**988**
Ann Taylor	303	0	(7)	296	309
LOFT	672	0	(3)	669	679
Value Fashion	**1,684**	**0**	**(67)**	**1,617**	**1,734**
maurices	961	0	(18)	943	993
dressbarn	723	0	(49)	674	741
Plus Fashion	**1,092**	**0**	**(21)**	**1,071**	**1,106**
Lane Bryant	747	0	(11)	736	754
Catherines	345	0	(10)	335	352
Kids Fashion	**845**	**0**	**(12)**	**833**	**862**
Total Company	**4,596**	**0**	**(110)**	**4,486**	**4,690**

Q2 Results vs. 12/10/18 and Updated Guidance (non-GAAP basis)

	Actual	Guidance	
		ICR Update (1/14/19)	Original (12/10/18)
Total Company Sales	$1.693B		$1.675 to $1.705B
Comparable Sales	2.4%		up 2% to 4%
Gross Margin	52.2%	Below Guide	54.2% to 54.8%
Depreciation and amort.	$83M		~$84M
Operating Loss	($38M)	Below Guide	($30) to ($10M)
Interest expense [a]	$27M		~$26M
Diluted share count	197M		198M
EPS	($0.26)	($0.28) to ($0.23)	($0.25) to ($0.15)

(a) Includes non-cash interest of ~$3M related to the amortization of term loan original issue discount and debt issuance costs

Q3 FY19 Guidance – (non-GAAP basis)



	Q3 FY19
Total Sales	**$1.43 to $1.46B**
Comparable Sales	**Down 4% to down 2%**
Gross Margin	**57.0% to 58.0%**
Depreciation and amortization	**~$84M**
Operating Loss	**($75) to ($50M)**
Interest expense [a]	**~$27M**
Diluted share count	**198M**
EPS [b]	**($0.45) to ($0.35)**

(a) Inclusive of non-cash interest of ~$3M related to amortization of the term loan original issue discount and debt issuance costs
(b) Inclusive of approximately a $17M income tax benefit reflecting a 21% federal tax rate and minimum taxes

FY19 Q2 adjusted operating income walk non-GAAP basis

($ millions)


(11)
(21)
18
(19)
(12)
Transformation savings: $30M
Inflationary pressure: ($21M)
Other: ($2M)
7
(38)
FY18 Q2 as-reported
Week 53 Impact
Flow through on Comp Growth
Gross margin rate erosion
Channel shift
Other
FY19 Q2 as-reported

Change for Growth program Savings Outlook

($ millions)

		FY17(A)	FY18(A)	FY19(E)	FY20(E)	Total(E)
Change for Growth						
	Operating model					
SG&A	Front office efficiencies	29	37	0	0	**66**
SG&A	Corporate efficiencies	7	22	13	0	**42**
SG&A	Non-merch procurement	16	43	30	11	**100**
BD&O	Fleet Optimization	11	18	23	8	**60**
SG&A	IT efficiencies	0	2	15	15	**32**
	Total Opex	**63**	**122**	**81**	**34**	**300**
COGS	Sourcing	0	15	9	TBD	**24**
	Total Change for Growth	**63**	**137**	**90**	**34**	**324**

Comparable Sales – timing impact of FY18 53rd week shift

($ millions)

Comparable sales increase / (decrease) resulting from week shift

	Premium	Value	Plus	Kids	ascena
Q1	0.4	(1.9)	(2.6)	(18.4)	(22.5)
Q2	(9.9)	(9.1)	(4.3)	(5.2)	(28.4)
Q3	N / A	17.1	10.1	6.0	33.2
Q4	N / A	(6.1)	(3.2)	17.6	8.3
Full Year	(9.5)	0.0	0.0	0.0	(9.5)

Note: Premium segment 53rd week executed in January 2018 vs. remaining segments, which were executed in July 2018; figures shown reflect timing impact only